July 23, 2007

Mr. David Roberts
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:           Wellentech Services, Inc.
Amendment No. 2 to Form SB-2
Filed on March 28, 2007
File No. 333-140236

Dear Mr. Roberts:

We represent Wellentech Services, Inc. (“Wellentech” or the “Company”). We are in receipt of your letter dated April 20, 2007 regarding the above referenced filing and the following are our responses:

General

1.	We note your response to comment 2. Please include a currently dated and signed consent from your external auditors, specifically SF Partnership, LLP, which was not included in your amendment.

Answer:	A currently dated and signed from the external auditors, including SF Partnership, LLP, is included in the amendment.

Facing Page

2.
We note in response to comment 5 you have calculated the registration fee based on Rule 457 (d).  In light of the fact that your securities are not being offered at varying process based on fluctuating values of underlying assets, this reliance appears to be inappropriate.  Please revise or advise.

Answer:	This section has been amended to disclose our reliance on Rule 457(c).

Prospectus Cover Page

3.	We reissue comment 7 in part. Please revise your cross reference to the Risk Factor section so that it is highlighted and distinguishable from the rest of the surrounding text.

Answer:	The cross reference to the risk factor section has been bolded to be distinguishable from the rest of the surrounding text.

Business Experience

4.	We reissue comment 15 in part. Please revise to specifically disclose the business experience of Irwin Rapoport for the previous five years.

Answer:	This section has been revised to specifically disclose that for the past five years and before such time, Mr. Rapoport has been engaged in freelance journalism and writing.

Executive Compensation

5.
We reissue comment 23.  Please revise to include the information called for by Item 402(f)(f)(2) and (f)(3) of Regulation S-B regarding compensation of directors.  Refer to Securities Act Release No. 33-8732 (published August 29, 2006).

Answer:	This section has been revised to include the information called for by Item 402(f)(f)(2) and (f)(3) of Regulation S-B regarding compensation of directors.

Available Information, page 23

6.	We reissue comment 25. Please revise to note that the public reference section has relocated to Room 1580, 100 F Street NE, Washington, D.C.20549.

Answer:	This section has been revised to include the information called for by Item 402(f)(f)(2) and (f)(3) of Regulation S-B regarding compensation of directors.

Item 26.  Recent Sales of Unregistered Securities, page II-2

7.	You state that relied on Rule 506 in conducting your private offering. Please confirm with us that no more than 35 of the investors were non-accredited investors.

Answer:	This section has been revised to confirm that no more than 35 of the investors were non-accredited.

Item 28.  Undertakings, page II-4

8.	We reissue comment. Please revise this section to include the undertakings required by Item 512(g) of Regulation S-B.

Answer:	This section has been revised to include the undertakings required by Item 512(g) of Regulation S-B.

Very truly yours,

ANSLOW& JACLIN, LLP

By:  /s/  Gregg E. Jaclin
GREGG E. JACLIN